Raphael Pharmaceutical Inc.

4 Lui Paster

Tel Aviv-Jaffa, Israel 6803605

September 23, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention: Abby Adams and Suzanne Hayes

Re:	Raphael Pharmaceutical Inc. Amendment No. 2 to Registration Statement on Form 10-12G Filed July 29, 2021 File No. 000-53002

Dear Messrs. Adams and Hayes,

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of September 20, 2021, regarding the above referenced registration statement on Form 10-12G. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 2 to Form 10-12G (“Amendment No. 2”).

Financial Statements, page F-1

1.	We note your response to prior comment 2. As previously noted, the financial statements included in your filing should be those of the consolidated entity reflecting the continuation of the financial statements of the accounting acquirer (Raphael Pharmaceuticals, Ltd) with an adjustment to reflect the legal capital of the accounting acquiree (Easy Energy, Inc). As such, and similar to the retroactive presentation included in Raphael Pharmaceutical, Inc.’s financial statements for the six months ended June 30, 2021, you must revise the stockholders equity and earnings per share information included in Raphael Pharmaceutical, Ltd’s financial statements as of and for the two years ended December 31, 2020. Refer to ASC 805-40-45 for guidance. In addition, the audit report for these financial statements must be redated or dual-dated to a date subsequent to the consummation date of the reverse merger to give effect to the additional work performed with respect to restating the financial statements.

Response: In response to the Staff’s comment, we have updated the financial information in Amendment No. 2 to reflect continuation of the financial statements of the accounting acquirer (Raphael Pharmaceuticals, Ltd) with the legal capital of the accounting acquiree (Easy Energy, Inc). As such, we revised the stockholders equity and earnings per share information included in Raphael Pharmaceutical, Inc. financial statements as of and for the two years ended December 31, 2020. In addition, in response to the Staff’s comment, the audit report has been dual-dated to give effect to the additional work performed with respect to restating the financial statements.

If you have any questions or require additional information, please call our attorneys, Oded Har-Even at (212) 660-5002, or Amit Hazan at (516) 395-7937 of Sullivan & Worcester LLP.

Sincerely,

Raphael Pharmaceutical Inc.

By:	/s/ Shlomo Pilo
Chief Executive Officer

cc:	Tracie Mariner
Jeanne Baker